654 N. Sam Houston Pkwy. E., Suite 400 Houston, Texas 77060-5914 Phone: 281.878.1000 Fax: 281.878.1010

VIA EDGAR

Mr. John Cash
Accounting Branch Chief
Mail Stop 7010
Securities and Exchange Commission
Division of Corporation Finance
100 F St., N. E.
Washington, DC  20549-7010

November 12, 2013

Re:
ENGlobal Corporation
Form 10-K for the Fiscal Year Ended December 29, 2012
Filed April 15, 2013
Form 10-K/A for the Fiscal Year Ended December 29, 2012
Filed April 29, 2013
Form 10-Q for the Period Ended June 29, 2013
Filed August 9, 2013
Form 8-K
Filed April 15, 2013
File No. 1-14217

Dear Mr. Cash:

With respect to the above-captioned filings, we enclose ENGlobal’s additional responses to the comments posed by the Staff of the Securities and Exchange Commission (the “Commission”) set forth in your comment letter dated October 3, 2013.  As requested, our responses are keyed numerically to the additional comments received from the Commission.

Referencing:
Form 10-K/A for the Fiscal Year Ended December 29, 2012
Summary Compensation Table, page 7

1.
We note your response to comment one of our letter dated October 3, 2013. While you state that the reason for the change in the salary amounts for Messrs. Pagano and Rennie were related to how you had disclosed the severance amount in the initial filing, we continue to note discrepancies in the combined amounts of salary and all other compensation between your September 24, 2013 supplemental response and the initial filing. In addition, we are not able to understand why the value of Mr. Pagano’s 87,645 shares reported in the Stock Awards for year 2012 changed from $21,487 to $37,413 considering that the share number remained the same. Please note that any amount paid

Mr. John Cash
Securities and Exchange Commission

to an executive officer pursuant to a plan or arrangement in connection with a termination event, including a cash payment in lieu of accrued vacation following termination, should be reported in the summary compensation table as “All Other Compensation” in accordance with Item 402(n)(2)(ix)(D)(1) of Regulation S-K. Please provide us supplementally with a newly revised summary compensation table compliant with the disclosure requirements of Item 402(n)(2)(ix)(D)(1). Please include appropriate footnotes identifying the various amounts comprising the “All Other Compensation” amount with a view of reconciling the amounts disclosed in the initial filing. To the extent that you believe that the amounts paid for paid time off and holidays as a result of termination are reportable in the “Salary” column, please include appropriate footnote disclosure to identify such amounts. Please comply with this comment in your future filings.

The Company’s Form 10-K/A disclosure for Mr. Pagano included Salary of $303,348 and All Other Compensation of $24,554 for a total of $327,902.  Our revised Compensation Table to the Staff on September 24, 2013 included Mr. Pagano’s Salary of $198,704 and All Other Compensation of $130,362 for a total of $329,066 for 2012.  This difference of $1,164 is because the Form 10-K/A filing did not include non-taxable wages of $25,719; however, the Form 10-K/A filing did include $20,066 of duplicate compensation in the Salary and All Other Compensation columns.  In addition, we inadvertently removed $4,250 of Other Compensation and intentionally removed $238 of perquisites that did not meet the required disclosure minimum of $10,000.  The corrected amounts are included below and the footnotes have been revised to better illustrate the amounts in accordance with Item 402(n)(2)(ix)(D)(1).

As a condition of his separation from the Company, Mr. Pagano was eligible to receive accelerated vesting of any outstanding unvested shares as of December 31, 2012 for a total of 87,645 shares.  However, only 50,336 shares were included in the calculation of fair value as of December 29, 2012, which resulted in a valuation of $21,487.  The correct calculation of fair value the 87,645 shares is $37,413.

The Company’s Form 10-K/A disclosure for Mr. Rennie included Salary of $278,076 and All Other Compensation of $34,210 for a total of $312,286 for 2012.  Our revised Compensation Table to the Staff on September 24, 2013 included Mr. Rennie’s Salary of $230,643 and All Other Compensation of $46,499 for a total of $377,142 for 2012.  The difference of $35,144 is because the Form 10-K/A filing did not include non-taxable wages of $6,066; however, the Form 10-K/A filing did include $40,117 of duplicate compensation in the Salary and All Other Compensation columns for 2012.  In addition, we removed $1,093 of perquisites that did not meet the required disclosure minimum of $10,000 in 2012.  These amounts are included below and the footnotes have been revised to better illustrate the amounts in accordance with Item 402(n)(2)(ix)(D)(1).

Mr. John Cash
Securities and Exchange Commission

Name and Principal Position	Year	Salary	Bonus	Stock Awards(1)	All Other Compensation (2)	Total
		($)	($)	($)	($)	($)

Mr. Coskey ~ President & Chief Executive Officer (3)	2012	152,110	990	--	15,929	169,029

Mr. Hess ~ Chief Financial Officer & Treasurer (4)	2012	182,415	4,000	52,102	2,143	240,660

Mr. Williams ~ Chief Operating Officer (5)	2012	213,279	8,000	--	--	221,279

Edward L. Pagano ~ Former President & Chief Executive Officer (6)	2012	185,549	--	37,413	147,767	370,729
	2011	293,519	--	38,165	7,035	338,719

Timothy P. Rennie ~ Former Executive Vice President, Engineering & Construction (7)	2012	212,871	7,000	--	64,271	284,142
	2011	241,922	--	18,695	1,469	262,086
_________________________________
(1)
This column shows the grant date fair value of equity awards computed in accordance with stock-based compensation accounting rules (FASB ASC Topic 718).  Values for awards subject to performance conditions are computed based upon the probable outcome of the performance condition as of the grant date.  For a description of certain assumptions made in the valuation of stock awards, see Note 12 to the Company’s audited consolidated financial statements, included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 29, 2012, as filed with the SEC on April 15, 2013.

(2)
Consists of a) benefits relating to the Executive Benefits Policy, including medical, dental, life, short-term disability, and long-term disability insurances; b) 401(k) matching contributions; c) personal leave benefits paid as a part of separation from the Company and d) reimbursements for the executive’s annual physical exam. Does not include perquisites if the aggregate amount less than $10,000.

(3)
Mr. Coskey reassumed the role of President and Chief Executive Officer in August 2012 and has served as Chairman of the Board since June 2005.  Mr. Coskey received a discretionary annual bonus payment in the amount of $990 in 2012. All Other Compensation includes $5,683 received pursuant to the Executive Benefits Policy and per diem payments in the amount of $10,246 during 2012.

(4)
Mr. Hess was appointed Chief Financial Officer in September 2012 and served as interim Chief Financial Officer from July 2012 to September 2012.  In connection with his promotion, Mr. Hess’ base salary was increased to $210,000 and he was awarded 150,000 shares of restricted stock with a fair value of $52,102 on December 18, 2012.  The shares were granted under the 2009 Equity Incentive Plan, and vest over a four-year period with 25% vesting each year beginning December 31, 2012. Mr. Hess received a discretionary annual bonus payment in the amount of $4,000 in 2012.  All Other Compensation includes $2,143 for 401(k) matching contributions.

(5)
Mr. Williams was appointed Chief Operating Officer in September 2013 and served as Senior Vice President, Midwest/ Southwest Operations from November 2011 until September 2013.  Mr. Williams received a discretionary annual bonus payment in the amount of $8,000 in 2012.

(6)
Effective July 31, 2012, Mr. Pagano resigned his role as President and Chief Executive Officer.  Mr. Pagano received a severance in the amount of $154,000, of which $123,451 was paid in 2012 and is included in All Other Compensation.  All Other Compensation also includes $6,911 and $7,035 for 2012 and 2011, respectively, that was paid pursuant to the Executive Benefits Policy, $13,155 in 2012 for accrued vacation and holidays paid as a part of his separation from the Company, and $4,250 in 2012 for 401(k) matching contributions.  As a condition of his separation agreement, Mr. Pagano received accelerated vesting of Stock Awards, which included 87,645 shares at a fair value of $37,413 as of December 31, 2012.

(7)
In connection with a restructuring of our executive management team, Mr. Rennie’s employment terminated in October 2012 and includes a severance in the amount of $41,539.  All Other Compensation also includes $4,960 and $1,469 received pursuant to the Executive Benefits Policy in 2012 and 2011, respectively, and $17,772 in 2012 for accrued vacation and holidays paid as a part of his separation from the Company. Mr. Rennie received a discretionary annual bonus payment in the amount of $7,000 in 2012. Stock Awards does not include 11,808 unvested shares that were forfeited upon his termination.

Referencing:
Form 8-K/A Filed September 6, 2013

2.
We note your response to comment two from our letter dated October 3, 2013. Your proposed revisions to the Form 8-K/A do not appear to fully address all aspects of Item 2.01 and Item 9.01(b)(4) of Form 8-K as well as Rule 8-05(b) of Regulation S-X. For example, Rule 8-05(b) requires the presentation of pro forma statements of

Mr. John Cash
Securities and Exchange Commission

operations reflecting the combined operations of both entities for the latest fiscal year and interim period. Your proposed disclosures appear to include only the pro forma statement of operations for the latest interim period. Furthermore, your description of the pro forma adjustments does not provide sufficient detail to enable an investor to understand the nature of the items being adjusted for and how you determined those amounts. Please show us how you will amend your Form 8-K/A to provide these revised disclosures related to the disposition of your Gulf Coast Operations.

Upon further review of Item 2.01 and Item 9.01(b)(4) of Form 8-K as well as Rule 8-05(b) of Regulation S-X, we agree with the Staff’s comment. However, we respectfully suggest that we do not amend our Form 8-K/A to include the corrected pro forma statements as more current statements appear in our Form 10-Q filed on November 8, 2013.

Pro forma Condensed Consolidated Statement of Operations
Unaudited
(amounts in thousands)
	Actual for the Six Months Ended June 29, 2013	Pro Forma Adjustments (1)	Pro Forma for the Six Months Ended June 29, 2013
Operating revenues	$100,411	(59,494)	$40,917
Operating costs	89,100	(54,149)	34,951
Gross profit	11,311	(5,345)	5,966
Selling, general and administrative expenses	12,579	(2,026)	10,553
Operating loss	(1,268)	(3,319)	(4,587)
Other income (expense):
Gain on sale of assets	-	1,061	1,061
Other income (expense), net	(89)	(50)	(139)
Interest expense, net	(1,036)	-	(1,036)
Loss from continuing operations before income taxes	(2,393)	(4,430)	(4,701)
Provision (benefit) for federal and state income taxes	192	-	192
Loss from continuing operations	(2,585)	(4,430)	(4,893)
Income (loss) from discontinued operations, net of taxes	2,935	(3,369)	6,304
Net income (loss)	350	1,061	$1,411

Mr. John Cash
Securities and Exchange Commission

	Actual for the Year Ended December 29, 2012	Pro Forma Adjustments (2)	Pro Forma for the YearEnded December 29, 2012
Operating revenues	$227,916	(113,206)	$114,710
Operating costs	209,196	(105,362)	103,834
Gross profit	18,720	(7,844)	10,876
Selling, general and administrative expenses	25,239	(3,841)	21,398
Goodwill impairment	14,568	(13,867)	701
Operating loss	(21,087)	(9,864)	(11,223)
Other income (expense):
Gain on sale of assets	-	1,061	1,061
Other income (expense), net	(100)		(100)
Interest expense, net	(1,875)	(24)	(1,851)
Loss from continuing operations before income taxes	(23,062)	(8,827)	(12,113)
Provision (benefit) for federal and state income taxes	(7,001)	(3,002)	(3,399)
Loss from continuing operations	(30,063)	(11,829)	(16,112)
Income (loss) from discontinued operations, net of taxes	(3,538)	(12,890)	(16,428)
Net income (loss)	(33,601)	1,061	$(32,540)

(1)	Remove the revenues and expenses associated with the Gulf Coast engineering and in-plant operations as if the transaction had occurred on January 1, 2013
(2)	Remove the revenues and expenses associated with the Gulf Coast engineering and in-plant operations as if the transaction had occurred on January 1, 2012

Mr. John Cash
Securities and Exchange Commission

Pro forma Condensed Consolidated Balance Sheet
Unaudited
(amounts in thousands)

ASSETS	Actual as of June 29, 2013	Pro Forma Adjustments (3)	Pro Forma as of June 29, 2013
Current Assets:
Cash, restricted cash and cash equivalents	$814	$1,102	$1,916
Trade receivables, net	41,914	(21,931)	19,983
Notes receivable	1,420		1,420
Prepaid expenses and other current assets	1,000	(344)	656
Costs and earnings in excess of billings on uncompleted contracts	1,876	(15)	1,861
Total Current Assets	47,023		25,836
Property and equipment, net	2,222	(828)	1,394
Goodwill and other intangible assets	4,165		4,165
Long-term trade, notes receivable and other, net	5,067	2,000	7,067
Other assets, net	785	(117)	668
Total Assets	$59,374	(20,244)	$39,130
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable, accrued and other current liabilities	$5,785	$(97)	$5,688
Accrued compensation and benefits	8,176	(6,494)	1,682
Credit facility	14,688	(14,688)	-
Billings in excess of and earnings on uncompleted contracts	3,321	(3)	3,318
Other current liabilities	1,667	(23)	1,644
Total Current Liabilities	33,637	(21,305)	12,332
Stockholders' Equity:
Common stock -	28		28
Additional paid-in capital	38,570		38,570
Accumulated deficit	(10,429)	1,061	(9,368)
Treasury stock at cost	(2,362)		(2,362)
Accumulated other comprehensive loss	(70)		(70)
Total Stockholders' Equity	25,737	1,061	26,798
Total Liabilities and Stockholders' Equity	$59,374	(20,244)	$39,130

(3)	Record the sale of the Gulf Coast engineering and in-plant assets and the use of proceeds to retire the PNC credit Facility as of June 29, 2013.

Mr. John Cash
Securities and Exchange Commission

If you have any additional questions regarding these comments, please direct them to Mark A. Hess at 281-878-4584 or mark.hess@englobal.com.

ENGlobal Corporation

/s/  Mark A. Hess

Mark A. Hess
Chief Financial Officer

cc:
Lisa Etheredge, Staff Accountant, Division of Corporation Finance
Jeanne Baker, Assistant Chief Accountant, Division of Corporation Finance
Asia Timmons-Pierce, Staff Attorney, Division of Corporation Finance
Era Anagnosti, Staff Attorney, Division of Corporation Finance
Mr. William Coskey, Chairman and Chief Executive Officer, ENGlobal
Mr. Randy Hale, Audit Committee Chairman, ENGlobal Board of Directors